February 2, 2021

QTRRF: OTCQX International

QTA: TSX VENTURE

NR-01-21

QUATERRA ANNOUNCES RESIGNATION OF PRESIDENT AND CEO

VANCOUVER, B.C. - Quaterra Resources Inc. ("Quaterra" or the "Company") today announced that Gerald Prosalendis has, for personal reasons, resigned as President and CEO and as a director of the Company. Dr. Thomas Patton, Chairman and Founder of the Company, will assume the role of interim President and CEO of the Company.

"We would like to thank Gerald for his leadership during difficult market conditions and the progress the Company has made with its projects in a complex strategic and operating environment," says Quaterra Chairman Tom Patton.

About the Yerington Copper Project, Nevada

Quaterra's Yerington Copper Project is located in the historic Yerington Copper District, a mining-friendly jurisdiction with good infrastructure and a history of copper production, about 70 miles southeast of Reno, Nevada. It comprises the MacArthur oxide and sulfide deposit; the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the Bear porphyry copper deposit; and several exploration targets. The Company has reported oxide and sulfide resources at both MacArthur and the Yerington pit, and the 2012 PEA at MacArthur, all prepared under National Instrument 43-101. The Company also owns valuable water rights in the district.

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its Yerington copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Thomas Patton, Chairman

Quaterra Resources Inc.

Karen Robertson
Corporate Communications
778-898-0057

For more information please contact:

Thomas Patton, Chairman

Quaterra Resources Inc.
604-641-2758

Email: info@quaterra.com

Website: www.quaterra.com

Disclosure note:

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws.  These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.